FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number: 000-30850

Valcent Products Inc.

789 West Pender Street, Suite 1010
Vancouver, BC, Canada V6C 1H2

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                        Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                        Yes ☐  No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1

On March 13, 2008, Valcent Products, Inc. ("the Company") issued a press release announcing management’s initial production estimates for its High Density Vertical Growing System in addition to an operational update on the Company’s Algae Vertical Bioreactor technology aimed at algae production initially intended for oil based bio fuel feed stock.

SEE EXHIBIT 99.1

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	News Release Dated March 13, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valcent Products, Inc.

Date: March 13, 2008	By:	/s/ George Orr
Name: George Orr
Title: Director

Exhibit 99.1
NEWS RELEASE

March 13, 2008                                                                                                                                                                                                                OTC BB: VCTPF CUSIP: 918881103

Valcent’s Releases Profitable Initial Production Estimates For its
Vertical Vegetable Growing Systems

El Paso, TX; March 13 – Valcent Products Inc. (OTCBB: VCTPF) – Data from its fully operational field test plant has confirmed commercial production potential with several companies expressing interest to build out commercial plants on a joint venture basis.  A commercial module of one-eighth acre (5,445 square feet) is estimated to have capital costs of  $565,000; using a wholesale price for leafy lettuce of $1.10 per head, may have gross annual revenues in excess of  $1,300,000 with earnings before tax of approximately $505,000 supporting management’s estimated 89% internal rate of return over 10 years.

Valcent’s High Density Vertical Vegetable Growing System (VGS) has now been operating over the last six months and has produced leafy lettuce, micro greens, spinach, herbs, mints, beets, strawberries, wheat grass, alfalfa and other grains. During this period, the system has proven production capabilities on average, of approximately 20 times the amount of vegetables per acre grown in a field while requiring only 5% of the water used for field crops.  The VGS system will be sold in one-eighth acre modules that contain 1,320 grow panels and the production modules may be scaled, depending on the growers’ output and crop diversity requirements.

VGS will be a continuous production system. Plants can be simultaneously harvested and planted with no interruption to the process. Recent development of the vertical panels and packaging will make it possible to deliver live produce to the consumer, ensuring the highest quality of nutrition and taste. For example lettuce that is picked in a field loses 50% of its nutritional value within 24 hours, yet delivery from a distant field may take a week to reach the consumer, with even a larger nutritional loss.

The system is fully automated by computer monitoring and operating systems which control the rate of movement of the vertical growing panels, water pumps, sterilization, and the deployment of nutrients, the ambient temperature, and ph levels. The system also uses no herbicides or pesticides.  The VGS system does not require arable land and can be sited in urban, suburban or even desert areas, thus providing fresh, highly nutritious vegetables to large markets with virtually no transportation costs eliminating transportation fuel expense and related pollution.

Glen Kertz, Valcent’s President and CEO commented, “The world today requires high density, renewable, highly nutritional crop technologies that do not require high volumes of water that can be deployed on non-arable land for localized consumption at a reasonable cost to the consumer, as well as reduce the negative impact of transportation  in food production and distribution.”

 Valcent owns 100% of the High Density Vertical Growth System subject to royalties of 4.5%.

Algae Vertical Bioreactor

The research and development team of Valcent Products Inc. has now completed twelve months of the algae vertical bioreactor development program. During a 90-day continual production test, algae was being harvested at an average of one gram (dry weight) per liter.  This equates to algae bio mass production of 276 tons of algae per acre per year.  Achieving the same biomass production rate with an algal species having 50% lipids (oil) content would therefore deliver approximately 33,000 gallons of algae oil per acre per year.

The primary focus of the 90-day continuous production test was determining the robustness of the field test bed. Other secondary tests were also conducted including using different ph levels, C02 levels, fluid temperatures, nutrients, types of algae, and planned system failures.  It is important to note that the system has not been optimized for production yields or the best selection of algae species.

The next phase of development will include increasing the number of bio reactor units from 30 to 100 and then continuing a number of production tests that may further increase production as well as initiating various extractions and harvesting tests. Final engineering is being completed at this time with construction of the 100 panel Bioreactor to begin soon.  Subsequently, a one acre pilot plant will also be built.

The algae vertical bioreactor technology is being developed jointly with Global Green Solutions Inc. whereby both Companies own a 50% interest which is subject to a 4.5% royalty.

Both the High Density Vertical Vegetable growing technology and the Algae Vertical Bioreactor technology have been featured in news stories on MSNBC, CNN, FOX News, and ABC news as well as numerous print and internet articles.

About Valcent Products, Inc:

Valcent Products Inc. (OTCBB: VCTPF) develops highly innovative consumer and industrial products and processes for global markets. Valcent is a pioneer and leader in ecotechnology with its core R&D focus on sustainable, renewable, and intense growth of agricultural products. Valcent also owns 50% of the Vertigro Joint Venture, which has developed algae production technology initially intended for an oil bio fuel feed stock.  All Valcent products and processes have patents or patents pending on integral technologies. For more information, visit: www.valcent.net.

Contacts:                               info@valcent.net

Valcent Products Inc.                     Media Relations
Gerry Jardine                  Vorticom Public Relations
Investor Relations                           Nancy Tamosaitis (212) 532-2208
1-866-408-0153 or 1-800-877-1626        Email: Nancyt@vorticom.com

Steve McGuire
Investor Relations
1-866-408-0153 or 1-800-877-1626

This press release contains forward-looking information as defined by the Securities and Exchange Commission (the “SEC”). This material contained in this press release that addresses activities, events or developments that Valcent Products Inc. believes or anticipates will or may occur in the future are forward-looking statements. Such forward-looking statements by definition involve risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Valcent to be materially different from the statements made herein. Among others, these risks include but are not limited to the following: (i) limited liquidity and capital resources; (ii) serious business competition, (iii) fluctuations in operating results may result in unexpected reductions in revenue and stock price volatility; (iv) delays in product releases and introductions may result in unexpected reductions in revenue and stock price volatility, and (v) errors or defects in products or projected earnings or profitability or cost assumptions relating to the High Density Vertical Growing technology or its Algae Vertical Bioreactor technology  may cause a loss of market acceptance, and result in fewer or no sales or these technologies may not prove commercially viable.  Furthermore, Valcent does not intend (and is not obligated) to update publicly any forward-looking statements. The contents of this press release should be considered in conjunction with the warnings and cautionary statements contained in Valcent’s recent filings with the SEC.